

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
JAN 3 0 2002
364

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 29, 2002 Series 2002-1	**333-~~66328~~ 84339**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.

By: 

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: January29, 20 02

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$200,000,000

Mortgage Pass-Through Certificates, Series 2002-1

Impac Secured Assets Corp.
Issuer

Impac Funding Corporation
Seller and Master Servicer

GMAC Mortgage Corporation
Subservicer

January 24, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P/Fitch)
A-I-1	$30,800,000 (d)	15.40%	Floating (i)	**0.90**	0 / 19	8/25/03	4/25/16	Aaa/AAA/AAA
A-I-2	17,900,000 (d)	8.95%	Fixed	**2.00**	18 / 12	7/25/04	6/25/19	Aaa/AAA/AAA
A-I-3	19,100,000 (d)	9.55%	Fixed	**3.00**	29 / 14	8/25/05	1/25/23	Aaa/AAA/AAA
A-I-4	60,744,000 (d)	30.37%	Fixed	**7.30**	42 / 92	3/25/13	4/25/32	Aaa/AAA/AAA
A-II	57,956,000 (d)(e)	28.98%	Fixed	**4.36**	0 / 134	3/25/13	4/25/32	Aaa/AAA/AAA
A-IO	(g)	12.50%	(f)	**0.99 (j)**	11 / 19	7/25/04	7/25/04	Aaa/AAA/AAA
M-1	6,000,000 (h)(e)	3.00%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	Aa2/AA/AA
M-2	4,000,000 (h)(e)	2.00%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	A2/A/A
B	3,500,000 (h)(e)	1.75%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	Baa2/BBB/BBB
Total	**$200,000,000**	100.00%						

Notes: (a) The principal balance of each Class of Certificates is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 4% building to 18% in 12 months, and remaining constant at 18% thereafter.
(c) The Certificates will be priced to a 10% cleanup call.
(d) Subject to a cap equal to (i) until the distribution date in July 2004, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans in the related loan group.
(e) The initial pass-through rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.
(f) Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans, the pass-through rate for the Class A-IO Certificates will be as follows: months 1-12 (8.00%), months 13-18 (7.00%), months 19-24 (5.00%), and months 25-30 (4.00%). The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.
(g) The Class A-IO Certificates will not have a certificate principal balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The initial notional amount of the Class A-IO Certificates will be $25,000,000. From the closing date through the December 2002 distribution date, the notional amount of the Class A-IO Certificates will be the lesser of $25,000,000 and the then aggregate principal balance of the mortgage loans, and for the January 2003 distribution date and thereafter the lesser of $20,000,000 and the then aggregate principal balance of the mortgage loans.
(h) Subject to a cap equal to (1) until the distribution date in July 2004, the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (2) thereafter, the lesser of (A) the weighted average of the net mortgage rates on the mortgage loans in loan group I and (B) the weighted average of the net mortgage rates on the mortgage loans in loan group II.
(i) One-month LIBOR + __% per annum, subject to a cap as described in (d) above.
(j) Duration.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties. The mortgage loans have been split into two loans groups, loan group I (conforming) and loan group II (nonconforming).
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of January 1, 2002. The actual pool balance is expected to be approximately $200,000,000. As of the Closing Date, approximately $[155,000,000] in collateral is expected to be funded. Within 60 days of the Closing Date, approximately $[45,000,000] in additional collateral is expected to be funded.

THE STRUCTURE

Class A-I-1 through A-I-4 Certificates (the "Group I Certificates")

The Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates will receive principal sequentially, in that order, and will be supported by principal collections from loan group I. The Group I Certificates, other than the Class A-I-1 Certificates, will be issued as fixed-rate securities. The Class A-I-1 Certificates will be issued as floating-rate securities.

Class A-II Certificates (the "Group II Certificates")

The Class A-II Certificates will be supported by principal collections from loan group II.

Class A-IO Certificates

The Class A-IO Certificates will receive 30 monthly payments of interest based on a notional balance. From the closing date through the December 2002 distribution date, the notional amount of the Class A-IO Certificates will be the lesser of $25,000,000 and the then aggregate principal balance of the mortgage loans, and for the January 2003 distribution date and thereafter the lesser of $20,000,000 and the then aggregate principal balance of the mortgage loans.

The coupon on the Class A-IO Certificates will be as follows:

- Months 1-12 8.00%
- Months 13-18 7.00%
- Months 19-24 5.00%
- Months 25-30 4.00%

Class M Certificates

The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates

Summary of Terms

Depositor:	Impac Secured Assets Corp.
Seller and Master Servicer:	Impac Funding Corporation.
Subservicer:	GMAC Mortgage Corporation
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	January 1, 2002
Cut-off Date:	January 1, 2002
Closing Date:	On or about January 31, 2002
Distribution Date:	25th day of each month (or the next business day), commencing February 2002
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates, other than the Class A-I-1 Certificates, will be per annum fixed rates. The pass-through rate for the Class A-I-1 Certificates will be at a floating rate, indexed to one-month LIBOR.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. The 'accrual period' for the Certificates, other than the Class A-I-1 Certificates, will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates, other than the Class A-I-1 Certificates, based on a 360-day year that consists of twelve 30-day months. With respect to any Distribution Date, the Class A-I-1 Certificates will be entitled to interest accrued from and including the preceding Distribution Date (or from and including the Closing Date, in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date (the "Class A-I-1 Accrual Period") at the Class A-I-1 Certificate Rate on the aggregate principal balance of the Class A-I-1Certificates on an actual/360-day basis.
Principal Payments:	The Group I Certificates will receive payments of principal in the following order: to Class A-I-1, until paid in full; to Class A-I-2, until paid in full; to Class A-I-3, until paid in full; then to Class A-I-4, until paid in full. The Group II Certificates will receive principal each month until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero. After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and
3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Distribution Amount: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicier and any Subservicer and reduced by Servicing Fees, the fees of the Trustee, the advisor's fee and any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Group I Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the weighted average of the Net Mortgage Rates of the Group I Loans as of the first day of the month preceding the month in which such distribution date occurs.

Group II Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the weighted average of the Net Mortgage Rates of the Group II Loans as of the first day of the month preceding the month in which such distribution date occurs.

Mezzanine Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the lesser of (1) the weighted average of the Net Mortgage Rates of the Group I Loans as of the first day of the month preceding the month in which such distribution date occurs and (2) the weighted average of the Net Mortgage Rates of the Group II Loans as of the first day of the month preceding the month in which such distribution date occurs.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate, (2) the Trustee's Fee Rate, (3) the advisor's fee rate (if any) and (4) the related Radian PMI Rate, if such mortgage loan is a Radian PMI Insured Loan.

Net WAC Cap Rate: For any distribution date and the Group I Certificates, the Group I Net WAC Cap Rate. For any distribution date and the Group II Certificates, the Group II Net WAC Cap Rate. For any distribution date and the Class M and Class B Certificates, the Mezzanine Net WAC Cap Rate.

Class A-IO Cap Rate: For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs.

Notional Amount: With respect to the Class A-IO Certificates, for the February 2002 through December 2002 distribution dates, the notional amount will be the lesser of $25,000,000 and the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period), and for the January 2003 distribution date and thereafter the lesser of $20,000,000 and the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Priority of Payments:

Interest Distributions

1) To the holders of the Class A-IO Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
2) To the holders of the Class A-IO Certificates, the related Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
3) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Monthly Interest Distributable Amount for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-II Certificates, the related Monthly Interest Distributable Amount for such class for such distribution date;
4) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Unpaid Interest Shortfall for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-II Certificates, the related Unpaid Interest Shortfall for such class for such distribution date;
5) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-II Certificates, the related Unpaid Interest Shortfall for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Unpaid Interest Shortfall for such class for such distribution date;
6) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
7) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
8) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of (a) the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, sequentially, and (b) the Class A-II Certificates, on a pro rata basis, based on the Principal Remittance Amount for such distribution date from the Group I Loans and the Group II Loans, respectively, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Distributions (cont'd)

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Class A Principal Distribution Amount, to the holders of (a) the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, sequentially, and (b) the Class A-II Certificates, on a pro rata basis, based on the Principal Remittance Amount for such distribution date from the Group I Loans and Group II Loans, respectively, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class C Certificates and Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 13.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 7.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.50%

and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts will be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in February 2004 and (y) the first distribution date for which the aggregate Certificate Principal Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to 13.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed [2.25]% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed [3.25]% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed [10.00]% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 6.75% for the Class A Certificates; 3.75% for the Class M-1 Certificates and 1.75% for the Class M-2 Certificates.
- Overcollateralization (“OC”)

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [119] bps per annum (before losses), is expected to be available to cover losses and to build OC commencing on the February 2002 Distribution Date.

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount: For any distribution date, the amount, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.

Overcollateralization Target Amount: For any distribution date, $1,000,000.

Overcollateralized Amount: For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly;
Master Servicing Fee Rate of 0.03% per annum, payable monthly;
PMI Fee Rate of [0.062]% per annum, payable monthly;
Trustee Fee of 0.001% per annum, payable monthly.

Optional Call: At its option, the holder of the residual certificates may either purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, or purchase the Certificates, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Registration: The Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as a REMIC for federal income tax purposes.

ERISA Considerations: The Class A, Class M and Class B Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Class A-I-1 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	8.35	1.46	1.10	**0.90**	0.78	0.69	0.63	0.58
Modified Duration (years)	7.46	1.42	1.07	**0.88**	0.76	0.68	0.62	0.57
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	4/25/16	10/25/04	1/25/04	**8/25/03**	5/25/03	3/25/03	2/25/03	1/25/03
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	171	33	24	**19**	16	14	13	12
Illustrative Yield @ Par (30/360)	2.05%	2.04%	2.04%	**2.04%**	2.04%	2.03%	2.03%	2.03%

Class A-I-2 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	15.55	3.58	2.55	**2.00**	1.66	1.44	1.27	1.15
Modified Duration (years)	11.09	3.25	2.36	**1.88**	1.57	1.37	1.22	1.10
First Principal Payment	4/25/16	10/25/04	1/25/04	**8/25/03**	5/25/03	3/25/03	2/25/03	1/25/03
Last Principal Payment	6/25/19	7/25/06	3/25/05	**7/25/04**	1/25/04	10/25/03	7/25/03	5/25/03
Principal Lockout (months)	170	32	23	**18**	15	13	12	11
Principal Window (months)	39	22	15	**12**	9	8	6	5
Illustrative Yield @ Par (30/360)	4.35%	4.29%	4.25%	**4.22%**	4.19%	4.16%	4.13%	4.11%

Class A-I-3 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	19.30	5.54	3.89	**3.00**	2.45	2.08	1.81	1.61
Modified Duration (years)	11.57	4.64	3.41	**2.69**	2.24	1.92	1.68	1.50
First Principal Payment	6/25/19	7/25/06	3/25/05	**7/25/04**	1/25/04	10/25/03	7/25/03	5/25/03
Last Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Principal Lockout (months)	208	53	37	**29**	23	20	17	15
Principal Window (months)	44	27	19	**14**	12	10	9	8
Illustrative Yield @ Par (30/360)	5.57%	5.52%	5.49%	**5.46%**	5.43%	5.40%	5.38%	5.35%

Prepayment Sensitivity Tables

Class A-I-4 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.35	13.09	9.52	**7.30**	5.88	4.87	4.14	3.58
Modified Duration (years)	11.77	8.20	6.63	**5.46**	4.61	3.96	3.46	3.05
First Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	251	79	55	**42**	34	29	25	22
Principal Window (months)	83	151	119	**92**	74	60	51	44
Illustrative Yield @ Par (30/360)	6.82%	6.80%	6.78%	**6.77%**	6.75%	6.73%	6.71%	6.68%

Class A-I-4 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.48	13.81	10.24	**7.95**	6.42	5.34	4.53	3.91
Modified Duration (years)	11.79	8.37	6.85	**5.72**	4.87	4.21	3.68	3.25
First Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Last Principal Payment	2/25/31	2/25/30	1/25/28	**5/25/24**	9/25/20	9/25/17	6/25/15	8/25/13
Principal Lockout (months)	251	79	55	**42**	34	29	25	22
Principal Window (months)	98	258	257	**226**	190	159	136	117
Illustrative Yield @ Par (30/360)	6.82%	6.81%	6.80%	**6.79%**	6.78%	6.77%	6.75%	6.73%

Class A-II (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	18.55	7.75	5.63	**4.36**	3.54	2.96	2.55	2.22
Modified Duration (years)	9.87	5.31	4.20	**3.44**	2.91	2.50	2.20	1.95
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	334	230	174	**134**	108	89	76	66
Illustrative Yield @ Par (30/360)	6.54%	6.50%	6.48%	**6.46%**	6.43%	6.41%	6.38%	6.36%

Class A-II (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	18.60	8.06	5.96	**4.65**	3.79	3.18	2.72	2.37
Modified Duration (years)	9.88	5.39	4.31	**3.56**	3.03	2.62	2.30	2.04
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	4/25/31	11/25/29	8/25/27	**1/25/24**	7/25/20	8/25/17	5/25/15	7/25/13
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	351	334	307	**264**	222	187	160	138
Illustrative Yield @ Par (30/360)	6.54%	6.51%	6.50%	**6.48%**	6.46%	6.44%	6.42%	6.39%

Prepayment Sensitivity Tables

Class A-IO (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	2.19	2.19	2.19	**2.19**	2.19	2.19	2.19	2.19
Modified Duration (years)	0.99	0.99	0.99	**0.99**	0.99	0.99	0.99	0.99
First Principal Payment	1/25/03	1/25/03	1/25/03	**1/25/03**	1/25/03	1/25/03	1/25/03	1/25/03
Last Principal Payment	7/25/04	7/25/04	7/25/04	**7/25/04**	7/25/04	7/25/04	7/25/04	7/25/04
Principal Lockout (months)	11	11	11	**11**	11	11	11	11
Principal Window (months)	19	19	19	**19**	19	19	19	19
Illustrative Yield @ 13.018882%	5.00%	5.00%	5.00%	**5.00%**	5.00%	5.00%	5.00%	5.00%

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.40	4.00
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.65	3.37
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	3/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	37
Principal Window (months)	81	148	117	**90**	72	53	40	29
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.22**	6.65	5.58	4.88	4.40
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.91	3.61
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	3/25/05
Last Principal Payment	4/25/31	3/25/30	2/25/28	**7/25/24**	12/25/20	11/25/17	8/25/15	10/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	37
Principal Window (months)	98	256	256	**226**	191	154	127	104
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

Prepayment Sensitivity Tables

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.38	3.96
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.63	3.34
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	81	148	117	**90**	72	53	40	30
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.23**	6.65	5.59	4.86	4.36
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.89	3.58
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	4/25/31	4/25/30	4/25/28	**9/25/24**	1/25/21	1/25/18	10/25/15	11/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	98	257	258	**228**	192	156	129	106
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

Class B (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.38	3.94
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.63	3.33
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	81	148	117	**90**	72	53	40	30
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.23**	6.66	5.59	4.86	4.34
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.89	3.57
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	4/25/31	4/25/30	4/25/28	**10/25/24**	2/25/21	2/25/18	11/25/15	12/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	98	257	258	**229**	193	157	130	107
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	Group I	Group II	Total
Statistical Pool Balance	$107,609,783	$48,517,658	$156,127,441
Average Balance	$154,390	$404,314	$191,098
% Conforming Balances	100.00%	0.00%	68.92%
WA Gross WAC	8.4293%	7.6154%	8.1764%
Range of Gross WAC	5.8750% - 11.7000%	6.1250% - 11.9900%	5.8750% - 11.9900%
WA Net WAC (%)	8.0639%	7.2942%	7.8247%
WAM (mos)	350	346	349
WA Age (mos)	1	1	1
WA Orig. Term (mos)	351	347	350
Balloon / Fully Amortizing	4.97% / 95.03%	1.34% / 98.66%	3.85% / 96.15%
First Lien / Second Lien	100.00% / 0.00%	100.00% / 0.00%	100.00% / 0.00%
Credit Score			
Weighted Average	682	697	687
Up to 599	3.19%	--	2.20%
600 to 649	25.16%	22.92%	24.46%
650 to 699	37.59%	27.16%	34.34%
700 to 749	22.78%	31.00%	25.34%
750 to 799	10.27%	18.92%	12.95%
800 and above	1.01%	--	0.70%
Original LTV			
Weighted Average	83.69%	73.11%	80.40%
% with LTV's > 80%	56.74%	24.23%	46.63%
% with MI of loans with LTV's > 80%	99.81%	100.00%	99.84%
Prepayment Penalties			
None	26.35%	30.36%	27.60%
12 month	0.63%	--	0.43%
24 month	2.48%	3.25%	2.72%
36 month	8.24%	3.27%	6.70%
60 month	62.31%	63.11%	62.55%
Property Type			
Single Family Detached	70.86%	79.52%	73.55%
PUD	15.31%	14.25%	14.98%
Condominium	7.54%	3.43%	6.26%
2-4 Family	6.29%	2.80%	5.21%
Not Available	--	--	--
Occupancy Status			
Owner Occupied	85.86%	97.11%	89.36%
Investor Property	11.93%	1.37%	8.65%
Second Home	2.21%	1.52%	2.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	Group I	Group II	Total
Documentation			
Limited Documentation	35.29%	55.76%	41.65%
EZ Documentation	43.62%	18.63%	35.86%
Full Documentation	21.09%	25.61%	22.49%
Loan Purpose			
Purchase Money	59.59%	31.23%	50.78%
Cash-Out Refi	30.62%	40.21%	33.60%
Rate/Term Refi	9.79%	28.56%	15.62%
Insurance			
Mortgage Insurance / No Mortgage Insurance	54.76% / 45.24%	22.89% / 77.11%	44.86% / 55.14%
Geographic Concentration (> 5% of Total)			
California	37.73%	67.94%	47.12%
Northern CA	5.95%	16.98%	9.38%
Southern CA	31.78%	50.96%	37.74%
Florida	19.09%	6.25%	15.10%
New York	4.73%	8.15%	5.80%

New Issue Computational Materials

$200,000,000

Mortgage Pass-Through Certificates, Series 2002-1

Impac Secured Assets Corp.
Issuer

Impac Funding Corporation
Seller and Master Servicer

GMAC Mortgage Corporation
Subservicer

January 28, 2002 (Updated)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

Computational Materials for Impac Secured Assets Corp., Mortgage Pass-Through Certificates, Series 2002-1

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P/Fitch)
A-I-1	$30,800,000 (d)	15.40%	Floating (i)	**0.90**	0 / 19	8/25/03	4/25/16	Aaa/AAA/AAA
A-I-2	17,900,000 (d)	8.95%	Fixed	**2.00**	18 / 12	7/25/04	6/25/19	Aaa/AAA/AAA
A-I-3	19,100,000 (d)	9.55%	Fixed	**3.00**	29 / 14	8/25/05	1/25/23	Aaa/AAA/AAA
A-I-4	60,744,000 (d)	30.37%	Fixed	**7.30**	42 / 92	3/25/13	4/25/32	Aaa/AAA/AAA
A-II	57,956,000 (d)(e)	28.98%	Fixed	**4.36**	0 / 134	3/25/13	4/25/32	Aaa/AAA/AAA
A-IO	(g)	12.50%	(f)	**0.99 (j)**	11 / 19	7/25/04	7/25/04	Aaa/AAA/AAA
M-1	6,000,000 (h)(e)	3.00%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	Aa2/AA/AA
M-2	4,000,000 (h)(e)	2.00%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	A2/A/A
B	3,500,000 (h)(e)	1.75%	Fixed	**7.44**	44 / 90	3/25/13	4/25/32	Baa2/BBB/BBB
Total	**$200,000,000**	100.00%						

Notes: (a) The principal balance of each Class of Certificates is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 4% building to 18% in 12 months, and remaining constant at 18% thereafter.
(c) The Certificates will be priced to a 10% cleanup call.
(d) Subject to a cap equal to (i) until the distribution date in July 2004, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans in the related loan group.
(e) The initial pass-through rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.
(f) Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans, the pass-through rate for the Class A-IO Certificates will be as follows: months 1-12 (8.00%), months 13-18 (7.00%), months 19-24 (5.00%), and months 25-30 (4.00%). The Class A-IO Certificates will only be entitled to interest for the first 30 distribution dates.
(g) The Class A-IO Certificates will not have a certificate principal balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The initial notional amount of the Class A-IO Certificates will be $25,000,000. From the closing date through the December 2002 distribution date, the notional amount of the Class A-IO Certificates will be the lesser of $25,000,000 and the then aggregate principal balance of the mortgage loans, and for the January 2003 distribution date and thereafter the lesser of $20,000,000 and the then aggregate principal balance of the mortgage loans.
(h) Subject to a cap equal to (1) until the distribution date in July 2004, the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (2) thereafter, the lesser of (A) the weighted average of the net mortgage rates on the mortgage loans in loan group I and (B) the weighted average of the net mortgage rates on the mortgage loans in loan group II.
(i) One-month LIBOR + __% per annum, subject to a cap as described in (d) above.
(j) Duration.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties. The mortgage loans have been split into two loans groups, loan group I (conforming) and loan group II (nonconforming).
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of January 1, 2002. The actual pool balance is expected to be approximately $200,000,000. As of the Closing Date, approximately $[155,000,000] in collateral is expected to be funded. Within 60 days of the Closing Date, approximately $[45,000,000] in additional collateral is expected to be funded.

THE STRUCTURE

Class A-I-1 through A-I-4 Certificates (the "Group I Certificates")

The Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates will receive principal sequentially, in that order, and will be supported by principal collections from loan group I. The Group I Certificates, other than the Class A-I-1 Certificates, will be issued as fixed-rate securities. The Class A-I-1 Certificates will be issued as floating-rate securities.

Class A-II Certificates (the "Group II Certificates")

The Class A-II Certificates will be supported by principal collections from loan group II.

Class A-IO Certificates

The Class A-IO Certificates will receive 30 monthly payments of interest based on a notional balance. From the closing date through the December 2002 distribution date, the notional amount of the Class A-IO Certificates will be the lesser of $25,000,000 and the then aggregate principal balance of the mortgage loans, and for the January 2003 distribution date and thereafter the lesser of $20,000,000 and the then aggregate principal balance of the mortgage loans.

The coupon on the Class A-IO Certificates will be as follows:

- Months 1-12 8.00%
- Months 13-18 7.00%
- Months 19-24 5.00%
- Months 25-30 4.00%

Class M Certificates

The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates

The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates

PRE-FUNDING ACCOUNT

On or before [March 31, 2002], the Issuer may sell and the Trustee will be obligated to purchase, on behalf of the trust, subsequent mortgage loans to be included in the mortgage pool.

On the closing date, the Issuer will pay to the Trustee an amount equal to $[45,000,000], which will be held by the Trustee in the pre-funding account. The amount on deposit in the pre-funding account will be reduced by the amount thereof used to purchase subsequent mortgage loans during the period from the closing date up to and including [March 31, 2002]. The Trustee will purchase approximately $[31,000,000] in conforming loans for loan group 1 and approximately $[14,000,000] in non-conforming loans for loan group 2 from the amount held in the pre-funding account. Any amounts remaining in the pre-funding account after [March 31, 2002] will be distributed on the next distribution date to the holders of the offered certificates.

INTEREST COVERAGE ACCOUNT

On the closing date, the Issuer will pay to the Trustee for deposit in an interest coverage account, an amount which will be applied by the Trustee to cover shortfalls in the amount of interest generated by the mortgage loans attributable to the pre-funding feature.

Summary of Terms

Depositor: Impac Secured Assets Corp.

Seller and Master Servicer: Impac Funding Corporation.

Subservicer: GMAC Mortgage Corporation

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: Bankers Trust Company of California, N.A.

Statistical Calculation Date: January 1, 2002

Cut-off Date: January 1, 2002

Closing Date: On or about January 31, 2002

Distribution Date: 25th day of each month (or the next business day), commencing February 2002

Prepayment Period: With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.

Pass Through Rates: The pass-through rates for each class of Certificates, other than the Class A-I-1 Certificates, will be per annum fixed rates. The pass-through rate for the Class A-I-1 Certificates will be at a floating rate, indexed to one-month LIBOR.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The 'accrual period' for the Certificates, other than the Class A-I-1 Certificates, will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates, other than the Class A-I-1 Certificates, based on a 360-day year that consists of twelve 30-day months.

With respect to any Distribution Date, the Class A-I-1 Certificates will be entitled to interest accrued from and including the preceding Distribution Date (or from and including the Closing Date, in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date (the "Class A-I-1 Accrual Period") at the Class A-I-1 Certificate Rate on the aggregate principal balance of the Class A-I-1Certificates on an actual/360-day basis.

Principal Payments: The Group I Certificates will receive payments of principal in the following order: to Class A-I-1, until paid in full; to Class A-I-2, until paid in full; to Class A-I-3, until paid in full; then to Class A-I-4, until paid in full. The Group II Certificates will receive principal each month until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and
3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Distribution Amount: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicier and any Subservicer and reduced by Servicing Fees, the fees of the Trustee, the advisor's fee and any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Group I Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the weighted average of the Net Mortgage Rates of the Group I Loans as of the first day of the month preceding the month in which such distribution date occurs.

Group II Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the weighted average of the Net Mortgage Rates of the Group II Loans as of the first day of the month preceding the month in which such distribution date occurs.

Mezzanine Net WAC Cap Rate: (A) For the February 2002 distribution date through the July 2004 distribution date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such distribution date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such distribution date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs and (B) for each distribution date thereafter, the lesser of (1) the weighted average of the Net Mortgage Rates of the Group I Loans as of the first day of the month preceding the month in which such distribution date occurs and (2) the weighted average of the Net Mortgage Rates of the Group II Loans as of the first day of the month preceding the month in which such distribution date occurs.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate, (2) the Trustee's Fee Rate, (3) the advisor's fee rate (if any) and (4) the related Radian PMI Rate, if such mortgage loan is a Radian PMI Insured Loan.

Net WAC Cap Rate: For any distribution date and the Group I Certificates, the Group I Net WAC Cap Rate. For any distribution date and the Group II Certificates, the Group II Net WAC Cap Rate. For any distribution date and the Class M and Class B Certificates, the Mezzanine Net WAC Cap Rate.

Class A-IO Cap Rate: For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such distribution date occurs.

Notional Amount: With respect to the Class A-IO Certificates, for the February 2002 through December 2002 distribution dates, the notional amount will be the lesser of \$25,000,000 and the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period), and for the January 2003 distribution date and thereafter the lesser of \$20,000,000 and the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Priority of Payments:

Interest Distributions

1) To the holders of the Class A-IO Certificates, the related Monthly Interest Distributable Amount for each such class for such distribution date;
2) To the holders of the Class A-IO Certificates, the related Unpaid Interest Shortfall Amount, if any, for such class for such distribution date;
3) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Monthly Interest Distributable Amount for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-II Certificates, the related Monthly Interest Distributable Amount for such class for such distribution date;
4) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Unpaid Interest Shortfall for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-II Certificates, the related Unpaid Interest Shortfall for such class for such distribution date;
5) (a) from the remaining Interest Remittance Amount in respect of the Group I Loans, to the holders of the Class A-II Certificates, the related Unpaid Interest Shortfall for such class for such distribution date, and (b) from the remaining Interest Remittance Amount in respect of the Group II Loans, to the holders of the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, the related Unpaid Interest Shortfall for such class for such distribution date;
6) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
7) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
8) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class;

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of (a) the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, sequentially, and (b) the Class A-II Certificates, on a pro rata basis, based on the Principal Remittance Amount for such distribution date from the Group I Loans and the Group II Loans, respectively, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Distributions (cont'd)

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Class A Principal Distribution Amount, to the holders of (a) the Class A-I-1, A-I-2, A-I-3, and A-I-4 Certificates, sequentially, and (b) the Class A-II Certificates, on a pro rata basis, based on the Principal Remittance Amount for such distribution date from the Group I Loans and Group II Loans, respectively, until the Certificate Principal Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
6) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates; and
8) To the holders of the Class C Certificates and Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 13.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 7.50% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.50%

and (B) the Current Specified Overcollateralization Percentage.

Class B Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B Certificates immediately prior to such distribution date over (y) the difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), (3) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such distribution date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts will be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class M or Class B Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in February 2004 and (y) the first distribution date for which the aggregate Certificate Principal Balance of the Class M and Class B Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to 13.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed [2.25]% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;
2) 60+ delinquencies exceed [3.25]% of the aggregate principal balance of the mortgage loans, on and after month 61; or
3) Cumulative losses exceed [10.00]% of the aggregate principal balance of the sum of (a) the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:

- Subordination: Initially, 6.75% for the Class A Certificates; 3.75% for the Class M-1 Certificates and 1.75% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [119] bps per annum (before losses), is expected to be available to cover losses and to build OC commencing on the February 2002 Distribution Date.

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount:	For any distribution date, the amount, the lesser of (x) the Principal Remittance Amount for such distribution date and (y) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such distribution date) over (ii) the Overcollateralization Target Amount for such distribution date.
Overcollateralization Target Amount:	For any distribution date, $1,000,000.
Overcollateralized Amount:	For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the offered certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).
Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.03% per annum, payable monthly; PMI Fee Rate of [0.062]% per annum, payable monthly; Trustee Fee of 0.01% per annum, payable monthly.
Optional Call:	At its option, the holder of the residual certificates may either purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, or purchase the Certificates, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Class A-I-1 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	8.35	1.46	1.10	**0.90**	0.78	0.69	0.63	0.58
Modified Duration (years)	7.46	1.42	1.07	**0.88**	0.76	0.68	0.62	0.57
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	4/25/16	10/25/04	1/25/04	**8/25/03**	5/25/03	3/25/03	2/25/03	1/25/03
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	171	33	24	**19**	16	14	13	12
Illustrative Yield @ Par (30/360)	2.05%	2.04%	2.04%	**2.04%**	2.04%	2.03%	2.03%	2.03%

Class A-I-2 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	15.55	3.58	2.55	**2.00**	1.66	1.44	1.27	1.15
Modified Duration (years)	11.09	3.25	2.36	**1.88**	1.57	1.37	1.22	1.10
First Principal Payment	4/25/16	10/25/04	1/25/04	**8/25/03**	5/25/03	3/25/03	2/25/03	1/25/03
Last Principal Payment	6/25/19	7/25/06	3/25/05	**7/25/04**	1/25/04	10/25/03	7/25/03	5/25/03
Principal Lockout (months)	170	32	23	**18**	15	13	12	11
Principal Window (months)	39	22	15	**12**	9	8	6	5
Illustrative Yield @ Par (30/360)	4.35%	4.29%	4.25%	**4.22%**	4.19%	4.16%	4.13%	4.11%

Class A-I-3 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	19.30	5.54	3.89	**3.00**	2.45	2.08	1.81	1.61
Modified Duration (years)	11.57	4.64	3.41	**2.69**	2.24	1.92	1.68	1.50
First Principal Payment	6/25/19	7/25/06	3/25/05	**7/25/04**	1/25/04	10/25/03	7/25/03	5/25/03
Last Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Principal Lockout (months)	208	53	37	**29**	23	20	17	15
Principal Window (months)	44	27	19	**14**	12	10	9	8
Illustrative Yield @ Par (30/360)	5.57%	5.52%	5.49%	**5.46%**	5.43%	5.40%	5.38%	5.35%

Prepayment Sensitivity Tables

Class A-I-4 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.35	13.09	9.52	**7.30**	5.88	4.87	4.14	3.58
Modified Duration (years)	11.77	8.20	6.63	**5.46**	4.61	3.96	3.46	3.05
First Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	251	79	55	**42**	34	29	25	22
Principal Window (months)	83	151	119	**92**	74	60	51	44
Illustrative Yield @ Par (30/360)	6.82%	6.80%	6.78%	**6.77%**	6.75%	6.73%	6.71%	6.68%

Class A-I-4 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.48	13.81	10.24	**7.95**	6.42	5.34	4.53	3.91
Modified Duration (years)	11.79	8.37	6.85	**5.72**	4.87	4.21	3.68	3.25
First Principal Payment	1/25/23	9/25/08	9/25/06	**8/25/05**	12/25/04	7/25/04	3/25/04	12/25/03
Last Principal Payment	2/25/31	2/25/30	1/25/28	**5/25/24**	9/25/20	9/25/17	6/25/15	8/25/13
Principal Lockout (months)	251	79	55	**42**	34	29	25	22
Principal Window (months)	98	258	257	**226**	190	159	136	117
Illustrative Yield @ Par (30/360)	6.82%	6.81%	6.80%	**6.79%**	6.78%	6.77%	6.75%	6.73%

Class A-II (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	18.55	7.75	5.63	**4.36**	3.54	2.96	2.55	2.22
Modified Duration (years)	9.87	5.31	4.20	**3.44**	2.91	2.50	2.20	1.95
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	334	230	174	**134**	108	89	76	66
Illustrative Yield @ Par (30/360)	6.54%	6.50%	6.48%	**6.46%**	6.43%	6.41%	6.38%	6.36%

Class A-II (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	18.60	8.06	5.96	**4.65**	3.79	3.18	2.72	2.37
Modified Duration (years)	9.88	5.39	4.31	**3.56**	3.03	2.62	2.30	2.04
First Principal Payment	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02	2/25/02
Last Principal Payment	4/25/31	11/25/29	8/25/27	**1/25/24**	7/25/20	8/25/17	5/25/15	7/25/13
Principal Lockout (months)	0	0	0	**0**	0	0	0	0
Principal Window (months)	351	334	307	**264**	222	187	160	138
Illustrative Yield @ Par (30/360)	6.54%	6.51%	6.50%	**6.48%**	6.46%	6.44%	6.42%	6.39%

Prepayment Sensitivity Tables

Class A-IO (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	**100%**	125%	150%	175%	200%
Average Life (years)	2.19	2.19	2.19	**2.19**	2.19	2.19	2.19	2.19
Modified Duration (years)	0.99	0.99	0.99	**0.99**	0.99	0.99	0.99	0.99
First Principal Payment	1/25/03	1/25/03	1/25/03	**1/25/03**	1/25/03	1/25/03	1/25/03	1/25/03
Last Principal Payment	7/25/04	7/25/04	7/25/04	**7/25/04**	7/25/04	7/25/04	7/25/04	7/25/04
Principal Lockout (months)	11	11	11	**11**	11	11	11	11
Principal Window (months)	19	19	19	**19**	19	19	19	19
Illustrative Yield @ 13.018882%	5.00%	5.00%	5.00%	**5.00%**	5.00%	5.00%	5.00%	5.00%

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	**100%**	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.40	4.00
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.65	3.37
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	3/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	37
Principal Window (months)	81	148	117	**90**	72	53	40	29
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class M-1 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	**100%**	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.22**	6.65	5.58	4.88	4.40
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.91	3.61
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	3/25/05
Last Principal Payment	4/25/31	3/25/30	2/25/28	**7/25/24**	12/25/20	11/25/17	8/25/15	10/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	37
Principal Window (months)	98	256	256	**226**	191	154	127	104
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

Prepayment Sensitivity Tables

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.38	3.96
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.63	3.34
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	81	148	117	**90**	72	53	40	30
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class M-2 (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.23**	6.65	5.59	4.86	4.36
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.89	3.58
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	4/25/31	4/25/30	4/25/28	**9/25/24**	1/25/21	1/25/18	10/25/15	11/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	98	257	258	**228**	192	156	129	106
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

Class B (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.40	13.30	9.70	**7.44**	5.99	5.02	4.38	3.94
Modified Duration (years)	11.54	8.19	6.66	**5.51**	4.66	4.05	3.63	3.33
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	11/25/29	3/25/21	7/25/16	**3/25/13**	1/25/11	6/25/09	5/25/08	7/25/07
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	81	148	117	**90**	72	53	40	30
Illustrative Yield @ Par (30/360)	7.05%	7.02%	7.00%	**6.98%**	6.95%	6.92%	6.88%	6.83%

Class B (to maturity)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	125%	150%	175%	200%
Average Life (years)	25.54	14.12	10.55	**8.23**	6.66	5.59	4.86	4.34
Modified Duration (years)	11.56	8.36	6.90	**5.80**	4.96	4.34	3.89	3.57
First Principal Payment	3/25/23	12/25/08	11/25/06	**10/25/05**	2/25/05	2/25/05	2/25/05	2/25/05
Last Principal Payment	4/25/31	4/25/30	4/25/28	**10/25/24**	2/25/21	2/25/18	11/25/15	12/25/13
Principal Lockout (months)	253	82	57	**44**	36	36	36	36
Principal Window (months)	98	257	258	**229**	193	157	130	107
Illustrative Yield @ Par (30/360)	7.05%	7.03%	7.02%	**7.00%**	6.97%	6.95%	6.92%	6.87%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	Group I	Group II	Total
Statistical Pool Balance	$107,609,783	$48,517,658	$156,127,441
Average Balance	$154,390	$404,314	$191,098
% Conforming Balances	100.00%	0.00%	68.92%
WA Gross WAC	8.4293%	7.6154%	8.1764%
Range of Gross WAC	5.8750% - 11.7000%	6.1250% - 11.9900%	5.8750% - 11.9900%
WA Net WAC (%)	8.0639%	7.2942%	7.8247%
WAM (mos)	350	346	349
WA Age (mos)	1	1	1
WA Orig. Term (mos)	351	347	350
Balloon / Fully Amortizing	4.97% / 95.03%	1.34% / 98.66%	3.85% / 96.15%
First Lien / Second Lien	100.00% / 0.00%	100.00% / 0.00%	100.00% / 0.00%
Credit Score			
Weighted Average	682	697	687
Up to 599	3.19%	--	2.20%
600 to 649	25.16%	22.92%	24.46%
650 to 699	37.59%	27.16%	34.34%
700 to 749	22.78%	31.00%	25.34%
750 to 799	10.27%	18.92%	12.95%
800 and above	1.01%	--	0.70%
Original LTV			
Weighted Average	83.69%	73.11%	80.40%
% with LTV's > 80%	56.74%	24.23%	46.63%
% with MI of loans with LTV's > 80%	99.81%	100.00%	99.84%
Prepayment Penalties			
None	26.35%	30.36%	27.60%
12 month	0.63%	--	0.43%
24 month	2.48%	3.25%	2.72%
36 month	8.24%	3.27%	6.70%
60 month	62.31%	63.11%	62.55%
Property Type			
Single Family Detached	70.86%	79.52%	73.55%
PUD	15.31%	14.25%	14.98%
Condominium	7.54%	3.43%	6.26%
2-4 Family	6.29%	2.80%	5.21%
Not Available	--	--	--
Occupancy Status			
Owner Occupied	85.86%	97.11%	89.36%
Investor Property	11.93%	1.37%	8.65%
Second Home	2.21%	1.52%	2.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	Group I	Group II	Total
Documentation			
Limited Documentation	35.29%	55.76%	41.65%
EZ Documentation	43.62%	18.63%	35.86%
Full Documentation	21.09%	25.61%	22.49%
Loan Purpose			
Purchase Money	59.59%	31.23%	50.78%
Cash-Out Refi	30.62%	40.21%	33.60%
Rate/Term Refi	9.79%	28.56%	15.62%
Insurance			
Mortgage Insurance / No Mortgage Insurance	54.76% / 45.24%	22.89% / 77.11%	44.86% / 55.14%
Geographic Concentration (> 5% of Total)			
California	37.73%	67.94%	47.12%
Northern CA	5.95%	16.98%	9.38%
Southern CA	31.78%	50.96%	37.74%
Florida	19.09%	6.25%	15.10%
New York	4.73%	8.15%	5.80%